UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
280 Park Avenue
New York, NY 10017

OMNICOM GROUP RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:
PKF O'Connor Davies, LLP	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits at December 31, 2021 and 2020	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2021 and 2020	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2021	10
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2021	11

SIGNATURE	12

EXHIBIT 23:
Consent of Independent Registered Public Accounting Firm	13

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Omnicom Group Retirement Savings Plan
New York, New York

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2021 and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PKF O'Connor Davies LLP

We have served as the Plan’s auditor since 2009.

Harrison, New York
June 29, 2022
PCAOB ID No. 127

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets:
Investments, at fair value:
Mutual Funds	$1,302,895,423	$1,135,622,377
Common/Collective Trusts	2,435,185,871	2,162,898,409
Company Stock	100,625,432	87,986,456
	3,838,706,726	3,386,507,242
Investments, at contract value	249,701,079	280,545,035
Total Investments	4,088,407,805	3,667,052,277
Receivables:
Employer contributions	41,328,200	40,230,000
Notes receivable from participants	20,268,553	21,695,784
Accrued interest and dividends	962,244	919,158
Due from broker for investments sold	340,132	699,978
Total Receivables	62,899,129	63,544,920
Total Assets	4,151,306,934	3,730,597,197
Liabilities:
Accrued expenses and other	455,818	778,284
Due to broker for investments purchased	198,039	139,119
Total Liabilities	653,857	917,403
Net Assets Available for Benefits	$4,150,653,077	$3,729,679,794

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2021	2020
Additions:
Contributions:
Employer	$41,293,224	$39,701,578
Participants	170,017,034	157,026,545
Rollover	31,203,918	21,009,513
	242,514,176	217,737,636
Dividend and interest income	64,316,416	34,113,105
Net appreciation in fair value of investments	542,672,540	473,108,980
Total Additions	849,503,132	724,959,721
Deductions:
Benefits paid	426,726,809	345,077,410
Administrative expenses (Note 1)	1,803,040	1,679,758
Total Deductions	428,529,849	346,757,168

Net increase	420,973,283	378,202,553
Assets transferred into Plan	—	50,560,125
Net assets available for benefits:
Beginning of year	3,729,679,794	3,300,917,116
End of year	$4,150,653,077	$3,729,679,794

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following brief description of the Omnicom Group Retirement Savings Plan, or the Plan, provides only general information. Participants should refer to the Summary Plan Description, or the SPD, or the Plan document for a more complete description of the Plan’s provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.
General
The Plan is a defined contribution retirement plan covering all eligible employees of participating companies of Omnicom Group Inc., or the Company, and the Company is the sponsor of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and to the provisions of the Internal Revenue Code of 1986, as amended, or the Code, as it pertains to plans intended to qualify under Section 401(a) of the Code. The Administrative Committee, or the Committee, comprised of persons appointed by the Company’s Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan’s assets are held in trust with Fidelity Management Trust Company, or the Trustee, and an affiliate of the Trustee performs the recordkeeping services for the Plan.
Eligibility and Plan Entry Dates
For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies can enroll in the Plan as soon as administratively practicable following employment. For the profit sharing feature of the Plan, eligible employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.
Contributions
Each year, participants may contribute from 1% to 70% of their eligible pre-tax compensation, up to the maximum allowed under the Code. Participants who have reached age 50 are eligible to contribute additional pre-tax catch-up contributions. The Plan accepts rollover contributions from other employers’ qualified plans and from conduit Individual Retirement Accounts.
Each participating company may make discretionary matching contributions and discretionary profit sharing contributions, collectively Employer Contributions, to the Plan each year on behalf of its eligible employees. Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.
Participant Accounts
Participants direct the investment of their accounts into various investment options offered by the Plan. Each participant’s account is credited with the participant’s contributions, allocations of Employer Contributions, if any, and investment income or losses, which consists of interest, dividends, and the net realized and unrealized investment gains and losses, less administrative expenses, for the investment option in which that account is invested. The benefit to which a participant is entitled is the participant’s vested account balance.
The investment option that allows participants to invest in Omnicom Group Inc. common stock, or Company Stock, has been designated as an Employee Stock Ownership Plan, or ESOP. Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.
Vesting
Participants vest in any employer profit sharing contributions according to the following schedule:

0%	for less than 2 years,
20%	for 2 years but less than 3 years,
50%	for 3 years but less than 4 years,
70%	for 4 years but less than 5 years,
100%	for 5 years or more.

Participants vest in any employer matching contributions according to one of the following schedules, as adopted by each participating company:

(i)	0%	for less than 2 years,
	40%	for 2 years but less than 3 years,
	100%	for 3 years or more; or,

(ii)	0%	for less than 2 years,
	20%	for 2 years but less than 3 years,
	50%	for 3 years but less than 4 years,
	70%	for 4 years but less than 5 years,
	100%	for 5 years or more.
In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.
Forfeitures
Forfeited non-vested account balances may be used to reduce Employer Contributions or pay Plan expenses. Forfeitures of $7.2 million and $6.2 million were used to reduce Employer Contributions at December 31, 2021 and 2020, respectively. The Employer Contribution receivable at December 31, 2021 and 2020 reflects the reduction of the forfeitures for those years.
Benefit Payments
Upon termination of employment, retirement, disability or death, participants, or their beneficiaries, may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Terminated participants may defer payment of their account until they are required to receive a distribution in accordance with the Code. The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less. The Plan also allows hardships withdrawals, if certain conditions are met, and has an in-service withdrawal provision for employees who are age 59 ½ or older.
Notes Receivable from Participants
Generally, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans range from 3.25% to 8.25% at both December 31, 2021 and 2020. Principal and interest are generally repaid through payroll deductions. General purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. However, loans granted for principal residences that were transferred from merged plans may have longer maturity dates.
Changes to Investment Options
The Committee periodically reviews the Plan's investment options and may change the investment options available to the participants. There were no changes to the Plan's investment options in 2021 and 2020.
Administrative Expenses
Expenses arising from participants’ individual investment elections or transactions, including loan set up fees, are paid directly by the participants. Participants with balances of $1,000 or more are charged a recordkeeping fee of $34 per year. In addition to the recordkeeping fee, beginning in 2020 participants are charged an administrative fee of $12 per year. The direct participant expenses, recordkeeping fees and administrative fees are included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.
Pursuant to an agreement between the Trustee and the Plan, revenue sharing credits generated from certain Plan investments were deposited by the Trustee into a revenue credit account. Beginning in 2020, the Plan no longer participated in the revenue sharing agreement.
Assets Transferred into Plan
In 2020, three separate retirement plans sponsored by subsidiaries of the Company (Credera 401(K) Profit Sharing Plan, Critical Mass (U.S.) 401(K) Plan and Snow Companies, Inc. Employees' Retirement Plan) were merged into the Plan and assets aggregating $50.6 million were transferred into the Plan. Additional subsidiaries may merge their plan assets into the Plan in the future.

2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, additions to and deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions and the difference could be material.
Investments
Investments in funds of registered investment companies (mutual funds) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices.
Shares of common/collective trusts are valued at the net asset value as reported by the trustee and is based on the fair value of the underlying net assets. The net asset value is used as a practical expedient to estimate fair value. Each common/collective trust provides for daily redemption at the reported net asset value per share with no advance notice. There were no unfunded commitments as of December 31, 2021 and 2020.
Shares of Company Stock are valued at the closing price as reported on The New York Stock Exchange.
The Fidelity Managed Income Portfolio II, or MIP II, and the Fidelity Managed Income Portfolio Class 1, or MIP, are common/collective trusts that hold fully benefit-responsive investment contracts (see Note 3) and are stated at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan.
Purchases and sales of investments are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the net realized and unrealized investment gains and losses.
Notes Receivable from Participants
Notes receivable from participants are measured at the unpaid principal balance, plus any accrued interest. As provided for in the Plan, delinquent notes receivable are classified as benefit payments and are reflected in the statements of changes in net assets available for benefits.
Benefit Payments
Benefits are recorded when paid.
Fair Value Measurement
The Plan applies the fair value measurement guidance for its financial assets and liabilities that are required to be measured at fair value on a recurring basis. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The inputs establish the following fair value hierarchy:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical assets or liabilities in markets that are not active; and model-derived valuations with observable inputs.
Level 3 - Unobservable inputs for the asset or liability.
Investments where fair value is measured using net asset value per share as a practical expedient are not categorized in the fair value hierarchy.
Risk and Uncertainties
The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, foreign currency risk, economic changes, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participants' account balances.

The value of the Plan's investments is subject to volatility. Global economic challenges, including the impact of the war in Ukraine, the COVID-19 pandemic, rising inflation, supply chain disruptions and rising interest rates could cause economic uncertainty and volatility. The future impact on the Plan’s net assets available for benefits and changes in net assets available for benefits is uncertain.
3. Investment in Fully Benefit Responsive Contracts
The underlying assets of MIP II and MIP are a pool of fixed income securities that include U.S. Government and U.S. Government agency obligations, publicly traded investment grade corporate debt, asset-backed securities and other debt securities. The securities are “wrapped” by synthetic investment contracts that provide liquidity for participant withdrawals by maintaining a constant net asset value. The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). At December 31, 2021 and 2020, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers. The interest crediting rates for MIP II at December 31, 2021 and 2020 were 1.15% and 1.49%, respectively, and the interest crediting rate for MIP at December 31, 2020 was 1.16%
The contract value of MIP II and MIP is determined by the Trustee and is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II and MIP at contract value.
4. Investments
Investments measured at fair value at December 31, 2021 and 2020 were:

	2021	2020
Omnicom Group Inc. Common Stock	$100,625,432	$87,986,456
Fidelity 500 Index Fund IPR	542,802,383	440,618,256
Fidelity Contrafund Pool	461,658,843	407,548,587
Fidelity Diversified International Pool	189,437,111	178,848,712
T. Rowe Price Institutional Large Cap Value Fund	165,299,734	140,672,924
T. Rowe Price Institutional Large Cap Core Growth Fund	260,061,278	243,079,810
PIMCO Total Return Fund Institutional Class	131,957,358	157,324,244
AB Discovery Value Fund Class Z	150,341,203	118,868,375
William Blair Small-Mid Cap Growth CIT	149,815,251	152,285,151
Vanguard FTSE Social Index Fund IS	52,291,486	34,900,638
State Street Global All Cap Equity Ex-U.S. Index Fund Class K	15,718,837	11,099,207
State Street Russell Small/Mid Cap Index Fund Class C	31,757,620	19,975,825
State Street U.S. Bond Index Fund Class C	26,970,312	32,097,441
FIAM Blend Target Date Income Commingled Pool Class T	9,876,154	10,715,385
FIAM Blend Target Date 2005 Commingled Pool Class T	4,158,902	3,692,551
FIAM Blend Target Date 2010 Commingled Pool Class T	10,483,576	10,147,638
FIAM Blend Target Date 2015 Commingled Pool Class T	13,736,482	13,796,609
FIAM Blend Target Date 2020 Commingled Pool Class T	50,639,073	54,960,501
FIAM Blend Target Date 2025 Commingled Pool Class T	102,223,917	94,841,563
FIAM Blend Target Date 2030 Commingled Pool Class T	156,439,870	145,693,690
FIAM Blend Target Date 2035 Commingled Pool Class T	215,703,112	191,734,907
FIAM Blend Target Date 2040 Commingled Pool Class T	252,654,316	220,885,343
FIAM Blend Target Date 2045 Commingled Pool Class T	248,373,414	213,073,739
FIAM Blend Target Date 2050 Commingled Pool Class T	260,191,796	221,623,270
FIAM Blend Target Date 2055 Commingled Pool Class T	162,792,322	130,013,566
FIAM Blend Target Date 2060 Commingled Pool Class T	68,902,735	47,807,909
FIAM Blend Target Date 2065 Commingled Pool Class T	3,652,228	2,056,815
Fidelity Government Money Market Fund	141,981	158,130
	$3,838,706,726	$3,386,507,242

The appreciation (depreciation) in the fair value of investments, consisting of the net realized and unrealized investment gains and losses, for the years ended December 31, 2021 and 2020, was:

	2021	2020
Omnicom Group Inc. Common Stock	$15,498,229	$(28,219,072)
Fidelity 500 Index Fund IPR	117,815,264	58,742,553
Fidelity Contrafund Pool	96,408,628	100,215,693
Fidelity Diversified International Pool	22,827,063	28,970,953
AB Discovery Value Fund Class Z	28,116,690	(596,266)
T. Rowe Price Institutional Large Cap Value Fund	24,685,702	(2,220,817)
T. Rowe Price Institutional Large Cap Core Growth Fund	20,632,723	59,219,859
PIMCO Total Return Fund Institutional Class	(4,733,839)	3,670,561
William Blair Small-Mid Cap Growth CIT	13,179,043	36,967,060
Vanguard FTSE Social Index Fund IS	10,043,687	5,551,649
State Street Global All Cap Equity Ex-U.S. Index Fund Class K	1,024,976	1,118,160
State Street Russell Small/Mid Cap Index Fund Class C	2,694,489	4,509,375
State Street U.S. Bond Index Fund Class C	(545,399)	1,802,235
FIAM Blend Target Date Income Commingled Pool Class T	311,303	872,901
FIAM Blend Target Date 2005 Commingled Pool Class T	139,314	341,036
FIAM Blend Target Date 2010 Commingled Pool Class T	547,147	991,075
FIAM Blend Target Date 2015 Commingled Pool Class T	943,361	1,495,947
FIAM Blend Target Date 2020 Commingled Pool Class T	4,365,524	6,653,086
FIAM Blend Target Date 2025 Commingled Pool Class T	9,327,537	12,126,033
FIAM Blend Target Date 2030 Commingled Pool Class T	16,143,652	19,276,185
FIAM Blend Target Date 2035 Commingled Pool Class T	26,860,497	28,230,253
FIAM Blend Target Date 2040 Commingled Pool Class T	35,701,358	35,036,155
FIAM Blend Target Date 2045 Commingled Pool Class T	34,497,202	34,026,893
FIAM Blend Target Date 2050 Commingled Pool Class T	36,003,138	35,336,743
FIAM Blend Target Date 2055 Commingled Pool Class T	21,584,859	21,028,479
FIAM Blend Target Date 2060 Commingled Pool Class T	8,345,099	7,696,567
FIAM Blend Target Date 2065 Commingled Pool Class T	255,293	265,684
	$542,672,540	$473,108,980

5. Fair Value
Investments measured at fair value on a recurring basis at December 31, 2021 and 2020 were:

	2021
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,302,895,423	$—	$—	$1,302,895,423
Company Stock	100,625,432	—	—	100,625,432
Common/Collective Trusts measured at net asset value as a practical expedient	—	—	—	2,435,185,871
	$1,403,520,855	$—	$—	$3,838,706,726

	2020
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,135,622,377	$—	$—	$1,135,622,377
Company Stock	87,986,456	—	—	87,986,456
Common/Collective Trusts measured at net asset value as a practical expedient	—	—	—	2,162,898,409
	$1,223,608,833	$—	$—	$3,386,507,242

6. Party-In-Interest Transactions
Certain investments are managed by the Trustee or certain of its affiliates. These investments qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan for investment related services are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.
One of the Plan's investment options invests exclusively in Company Stock. At December 31, 2021 and 2020, the Plan owned 1,373,304 and 1,410,670 shares of Company Stock, respectively, with corresponding fair values of $100.6 million and $88.0 million, respectively.
Additionally, participants who are active employees may borrow from their accounts and such loans qualify as exempt party-in-interest transactions under ERISA. These loans are recorded as notes receivable from participants in the statements of net assets available for benefits.
7. Plan Amendment or Termination
The Company or its delegate has the right to amend the Plan at any time. In addition, although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants’ accounts will become fully vested in accordance with the terms of the Plan.
8. Tax Status
The Plan is a retirement plan that is designed to satisfy the qualification requirements under Section 401(a) of the Code and therefore, is not subject to tax under present income tax regulations. The Internal Revenue Service, or IRS, has determined and informed the Company by letter dated November 20, 2015, that the terms of the Plan and related trust comply with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan’s financial statements. The Plan is subject to routine examination by various taxing jurisdictions. Currently, there are no open examinations for any period.
9. Delinquent Participant Contributions
In 2021, one participating company failed to remit $4,524 of employee contributions to the Plan in a timely manner and in 2020, one participating company failed to remit $1,703 of employee contributions and loan repayments to the Plan in a timely manner. These amounts were subsequently remitted to the Plan. The Trustee computed the applicable earnings to the participants and the participating company subsequently remitted these earnings to the Plan.
10. Subsequent Events
The Committee evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any other events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
EIN: 13-1514814
Plan No. 004

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Shares	Cost	Current value
*	Omnicom Group Inc. Common Stock	Common Stock $0.15 par value	1,373,304	a	$100,625,432
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	249,701,079	a	249,701,079
*	Fidelity 500 Index Fund IPR	Mutual Fund	3,283,344	a	542,802,383
*	Fidelity Contrafund Pool	Common/Collective Trust	13,735,758	a	461,658,843
*	Fidelity Diversified International Pool	Common/Collective Trust	9,744,707	a	189,437,111
	AB Discovery Value Fund Class Z	Mutual Fund	6,030,534	a	150,341,203
	PIMCO Total Return Fund Institutional Class	Mutual Fund	12,848,818	a	131,957,358
	T. Rowe Price Institutional Large Cap Value Fund	Mutual Fund	5,952,457	a	165,299,734
	T. Rowe Price Institutional Large Cap Core Growth Fund	Mutual Fund	3,690,907	a	260,061,278
	William Blair Small-Mid Cap Growth CIT	Common/Collective Trust	3,620,352	a	149,815,251
	Vanguard FTSE Social Index Fund IS	Mutual Fund	1,563,741	a	52,291,486
	State Street Global All Cap Equity Ex-U.S. Index Fund Class K	Common/Collective Trust	1,020,372	a	15,718,837
	State Street Russell Small/Mid Cap Index Fund Class C	Common/Collective Trust	465,170	a	31,757,620
	State Street U.S. Bond Index Fund Class C	Common/Collective Trust	1,670,092	a	26,970,312
*	FIAM Blend Target Date Income Commingled Pool Class T	Common/Collective Trust	584,042	a	9,876,154
*	FIAM Blend Target Date 2005 Commingled Pool Class T	Common/Collective Trust	223,477	a	4,158,902
*	FIAM Blend Target Date 2010 Commingled Pool Class T	Common/Collective Trust	499,218	a	10,483,576
*	FIAM Blend Target Date 2015 Commingled Pool Class T	Common/Collective Trust	618,482	a	13,736,482
*	FIAM Blend Target Date 2020 Commingled Pool Class T	Common/Collective Trust	2,232,763	a	50,639,073
*	FIAM Blend Target Date 2025 Commingled Pool Class T	Common/Collective Trust	4,208,477	a	102,223,917
*	FIAM Blend Target Date 2030 Commingled Pool Class T	Common/Collective Trust	6,270,135	a	156,439,870
*	FIAM Blend Target Date 2035 Commingled Pool Class T	Common/Collective Trust	7,912,807	a	215,703,112
*	FIAM Blend Target Date 2040 Commingled Pool Class T	Common/Collective Trust	9,101,380	a	252,654,316
*	FIAM Blend Target Date 2045 Commingled Pool Class T	Common/Collective Trust	8,905,465	a	248,373,414
*	FIAM Blend Target Date 2050 Commingled Pool Class T	Common/Collective Trust	9,464,962	a	260,191,796
*	FIAM Blend Target Date 2055 Commingled Pool Class T	Common/Collective Trust	5,524,001	a	162,792,322
*	FIAM Blend Target Date 2060 Commingled Pool Class T	Common/Collective Trust	3,488,746	a	68,902,735
*	FIAM Blend Target Date 2065 Commingled Pool Class T	Common/Collective Trust	235,932	a	3,652,228
*	Fidelity Government Money Market Fund	Mutual Fund	141,981	a	141,981
*	Notes receivable from participants	Participant Loans**		—	20,268,553
					$4,108,676,358
* Represents a party-in-interest as defined by ERISA.
** Maturity dates through May 2042. Interest rates range from 3.25% to 8.25%.
a - The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Contributions
For The Year Ended December 31, 2021
EIN: 13-1514814
Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP and PTE (Prohibited Transaction Exemption)
$4,524	$—	$4,524	$—	$—

In 2021, one participating company failed to remit $4,524 of employee contributions to the Plan in a timely manner. This amount was subsequently remitted to the Plan. The Trustee computed the applicable earnings to the participants and the participating company subsequently remitted these earnings to the Plan.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Dated:	June 29, 2022	/s/ Leslie Chiocco
Leslie Chiocco Member of Administrative Committee